Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.    1 )*
____________________________________________________________________
(Name of Issuer) Fidelity Southern Corp
____________________________________________________________________
(Title of Class of Securities) COM
____________________________________________________________________
(CUSIP Number) 316394105
____________________________________________________________________
(Date of Event Which Requires Filing of this Statement) Month-end Reporting

    Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
    The information required in the remainder of this cover page shall not be deemed to be ``filed'' for the purpose of Section 18 of the Securities Exchange Act of 1934 (``Act'') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                          CUSIP No.  316394105

 (1) Names of reporting persons...Bank of Montreal
  I.R.S. Identification Nos. of above persons (entities only)
 581416811
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 (2) Check the appropriate box if a member of a group
(a)
(b) x

(3) SEC use only...................................................
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(4) Citizenship or place of organization............................
A Delaware Corporation
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Number of shares beneficially owned by each reporting person with:
  (5) Sole voting power...0.................................

  (6) Shared voting power....849,430...............................

  (7) Sole dispositive power......0.......................

  (8) Shared dispositive power....849,430..........................
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(9) Aggregate amount beneficially owned by each reporting person
849,430
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* Beneficial ownership of 849,430 shares is specifically disclaimed.
See item 4.


 (10) Check if the aggregate amount in Row (9) excludes certain shares
 (see instructions)..................................................
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(11) Percent of class represented by amount in Row (9)...4.247%.......
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(12) Type of reporting person (see instructions)....HC.............
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Page--of--Pages-----------------------------------------------------
Item 1(a) Name of issuer:

Fidelity Southern Corp

    Item 1(b) Address of issuer's principal executive offices:

3490 Piedmont Rd
Atlanta, Ga 30305

    2(a) Name of person filing: Bank of Montreal
_____________________________________________________________________
    2(b) Address or principal business office or, if none, residence:
1 First Canadian Place
Toronto, Ontario, Canada M5X 1A1
_____________________________________________________________________
    2(c) Citizenship: A Delaware Corporation
_____________________________________________________________________
    2(d) Title of class of securities: COM
_____________________________________________________________________
    2(e) CUSIP No.: 316394105
_____________________________________________________________________

    Item 3. If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
    (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
    (b) [X] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
78c).
    (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
    (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
    (e) [ ] An investment adviser in accordance with Sec. 240.13d-
1(b)(1)(ii)(E);
    (f) [ ] An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);
    (g) [X] A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);
    (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
    (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company
 Act of 1940 (15 U.S.C. 80a-3);
    (j) [ ] Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership
1.
    (a) Amount beneficially owned: 849,430
    (b) Percent of class:     4.247%
    (c) Number of shares as to which the person has:
    (i) Sole power to vote or to direct the vote    0
    (ii) Shared power to vote or to direct the vote 849,430
    (iii) Sole power to dispose or to direct the disposition of
    0
    (iv) Shared power to dispose or to direct the disposition of
     849,430

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [x].
See Exhibit 2

Item 6. Ownership of More than 5 Percent on Behalf of Another
Person.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

BANK OF MONTREAL
1 FIRST CANADIAN PLACE
TORONTO, ONTARIO M5X 1A1

BMO HARRIS BANK NA
111 West Monroe Street
Floor 6E
Chicago , IL 60690

BMO ASSET MANAGEMENT CORP
190 South La Salle Street
P. O. Box 755
Chicago , IL 60603

STOKER OSTLER
4900 NORTH SCOTTSDALE ROAD
SUITE 2600
SCOTTSDALE, AZ 85251

BMO NESBITT BURNS INC
IBG Finance Dept
FCP - 7th Floor
Toronto , ON M5X 1H3 CANADA

BMO Global Tax Advantage Funds, Inc.
302 Bay Street
10th Floor
Toronto, On M5X 1A1 Canada


BMO HARRIS INVESTMENT MANAGEMENT INC
1 First Canadian Place
P.O. Box 150
9th Floor
Toronto , ON M5X 1H3 CANADA

BMO ASSET MANAGEMENT, INC
Royal Trust Tower
77 King Street West
Suite 4200
Toronto , ON M5K 1J5 CANADA

SULLIVAN. BRUYETTE. SPEROS. BLANEY
8444 WESTPARK DRIVE
Suite 610
McLean , VA 22102

BMO HARRIS FINANCIAL ADVISORS, INC.
311 W. Monroe
14th Floor
Chicago , IL 60603

BMO FINANCIAL PRODUCTS CORP
3 Times Square
28th Floor
New York , NY 10036

BMO INVESTOR LINE INC
Attn: BMO INVESTOR LINE
Transit #3973
FIRST CANADIAN PLACE
100 KING STREET
FLOOR B1
Toronto , ON M5X 1H3 CANADA

Harris MyCFO
Suite 100
Menlo Park Site
Menlo Park, Ca 94025

BANK OF MONTREAL IRELAND PLC
2 Harbourmaster Place
6th Floor
Dublin, IE 1 1E

BMO Delaware Trust Company
20 Montchanin Road
Suite 240
Greenville, DE 19807

BMO LIFE ASSURANCE COMPANY
60 YONGE ST.
BMO LIFE BUILDING
TORONTO , ON M5E 1H5 CANADA

BMO CAPITAL MARKETS CORP  (NY)
3 Times Square
28th Floor
New York , NY 10036

LLOYD GEORGE MANAGEMENT
79 Grosvenor Street
London W1K 3JU
United Kingdom

NORTH STAR TRUST COMPANY
500 WEST MADISON STREET
CHICAGO, ILL. 60661-4580

TAPLIN CANIDA & HABACHT LLC
1001 BRICKELL BAY DRIVE
SUITE 2100
MIAMI, FLA 33131-4940


Item 8. Identification and Classification of Members of the Group
See Exhibit 2

Item 9. Notice of Dissolution of Group.
Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 08, 2013

BANK OF MONTREAL

BY:  (Simon Fish)
      Simon fish
      EVP & General Counsel

Schedule 13G
Exhibit 1

Pursuant to Rule 13d-1(k)(1)(iii)

Bank of Montreal,
BMO Harris Bank NA,
BMO Asset Management Corp.
Stoker Ostler,
BMO Nesbitt Burns Inc,
BMO Global Tax Advantage Funds, Inc,
BMO Harris Investment Management Inc,
BMO Asset Management, Inc.,
Sullivan Bruyette, Speros, Blaney,
BMO Harris Financial Advisors, Inc.,
BMO Financial Products Corp,
BMO Investorline Inc,
Harris MyCFO,
Bank of Montreal Ireland PLC,
BMO Delaware Trust Company,
BMO Life Assurance Company,
BMO Capital Markets Corp (NY),
Pyrford International, Inc.,
Lloyd George Management,
North Star Trust Company,
Taplin Canida & Habacht LLC

agree to this filing of Schedule 13G by Bank of Montreal

This exhibit is submitted as proof of Bank of Montreal's agreement and authorization to file.

Dated:  July 08 2013

Bank of Montreal

By:  (Simon Fish)
      Simon Fish
      EVP & General Counsel

BMO Harris Bank NA

By:  (Terry Jenkins)
      Terry Jenkins
     SVP & Head of Private Bank US

BMO Asset Management Corp.

By:  (Barry McInerney)
      Barry McInerney
     President & CEO

Stoker Ostler

By:  (Creg D Ostler)
      Creg D Ostler
     Managing Director

BMO Nesbitt Burns Inc

By:  (Lorne Switzer)
      Lorne Switzer
     Chief Compliance Officer

BMO Global Tax Advantage Funds, Inc

By:  (Dirk McRobb)
      Dirk McRobb
      Chief Administrative Officer

BMO Harris Investment Management Inc

By:  (Michael Omran)
      Michael Omran
     Manager, Compliance & Risk Mgmt

BMO Asset Management, Inc.

By:  (Dirk McRobb)
      Dirk McRobb
     SVP, Chief Administrative Officer, Chief Compliance Officer

Sullivan Bruyette, Speros, Blaney

By:  (Greg Sullivan)
      Greg Sullivan
     Managing Director

BMO Harris Financial Advisors, Inc.

By:  (Michael Miroballi)
      Michael Miroballi
     President & COO, HIS

BMO Financial Products Corp

By:  (Ivan Gerstein)
      Ivan Gerstein
     VP - IBG Finance

BMO Investorline Inc

By:  (Kirk Coe)
      Kirk Coe
     Chief Compliance Officer

Harris MyCFO

By:  (Angela Palmer)
      Angela palmer
      Manager - Compliance

Bank of Montreal Ireland PLC

By:  (Angela Palmer)
      Angela Palmer
     Manager, Compliance

BMO Delaware Trust Company

By:  (Terry jenkins)
      Terry Jenkins
     SVP & Head of Private Bank US

BMO Life Assurance Company

By:  (Dirk McRobb)
      Dirk McRobb
     SVP, Chief Administrative Officer

BMO Capital Markets Corp (NY)

By:  (Ivan Gerstein)
      Ivan Gerstein
     VP - IBG Finance

Lloyd George Management

By:  (Victor Williams)
      Victor Williams
     Chief Compliance Officer

Pyrford International, Inc.

By:  (Victor Williams)
      Victor Williams
     Chief Compliance Officer

North Star Trust Company

By:  (Alan Teraji)
      Alan Teraji
     Managing Director, PB

Taplin Canida & Habacht LLC

By:  (Tere Alvarez Canida)
      Tere Alvarez Canida
     President

Schedule 13G
Exhibit 2

This Schedule is being filed by Bank of Montreal.